SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           Form 11-K

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1994

     Commission file number 0-8590

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Equitable of Iowa
Companies Deferred Profit Sharing and Retirement Savings Plan and
Trust.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Equitable of Iowa Companies
                         604 Locust Street
                         Des Moines, IA 50309

                      PROVIDED INFORMATION

     1) Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act are attached hereto as
Exhibit 1 and by this reference are incorporated herein.

     2)   Consent of Independent Auditors is attached hereto as
Exhibit 2 and by this reference is incorporated herein.

                           SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the administrator of the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         EQUITABLE OF IOWA COMPANIES
                         DEFERRED PROFIT SHARING AND RETIREMENT
                         SAVINGS PLAN AND TRUST

                         By:  Equitable of Iowa Companies,
                              Administrator

Date:  June 27, 1995          By:
                              /s/ Fred S. Hubbell
                              _______________________________
                              Fred S. Hubbell
                              President